

January 9, 2013

<u>Via E-mail</u>
Mr. Russell Chenu
Chief Financial Officer
James Hardie Industries plc
Europa House, Second Floor, Harcourt Center
Harcourt Street, Dublin 2, Ireland

> **RE:** **James Hardie Industries plc**
> **Form 20-F for the Year Ended March 31, 2012**
> **Filed July 2, 2012**
> **Form 6-K**
> **Filed November 16, 2012**
> **File No. 1-15240**

Dear Mr. Chenu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended March 31, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis, page 83

Year Ended 31 March 2012 Compared to Year Ended 31 March 2011, page 89

Income Tax Benefit (Expense), page 93

2. When you present or discuss changes between periods in a non-GAAP financial measure as an amount or percentage, such as but not limited to your discussion of the effective tax rate of earnings excluding asbestos, asset impairments, and tax adjustments, please ensure that you do so in the same manner with the comparable GAAP financial measure. Refer to Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, 103

General

3. Since your foreign operations appear to be significant, please disclose the following:
    * The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;
    * You would be required to accrue and pay taxes to repatriate these funds and you do not intend to repatriate them, if true; and
    * Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Financial Statements

Notes to the Financial Statements

Note 9. Long-Term Debt, page 129

4. You disclosed that you were in compliance with all debt covenants at March 31, 2012. Please disclose the specific terms of these debt covenants with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Form 6-K Filed November 16, 2012

Exhibit 99.2

5. You present non-GAAP forward-looking information, including net operating profit
    excluding asbestos and earnings excluding asbestos, ASIC expenses, and tax adjustments.
    Please present the most directly comparable GAAP financial measures and provide a
    quantitative reconciliation of the differences between the non-GAAP and GAAP financial
    measures, to the extent available without unreasonable efforts. Refer to Item 100(a) of
    Regulation G.

Exhibit 99.3

6. You present operating profit before income taxes and net operating profit. You include net
    interest (expense) income and other income (expense) in your determination of operating
    profit before income taxes. Your Form 20-F for the year ended March 31, 2012 as well as
    the financial statements provided in Exhibit 99.5 of this Form 6-K present an operating
    income line item which excludes interest expense, interest income, and other income
    (expense). In this regard, please tell us how you determined it was appropriate to include net
    interest (expense) income and other income (expense) in your determination of operating
    profit before income taxes in the financial information provided in Exhibit 99.2. Please also
    tell us what consideration you gave to changing the description of the line item currently
    described as EBIT to operating income to be consistent with the financial statements
    provided in your Form 20-F for the year ended March 31, 2012 as well as the financial
    statements provided in Exhibit 99.5 of this Form 6-K.

7. You present a full non-GAAP balance sheet, statement of operations, and statement of cash
    flows. Please revise your presentation to provide relevant information to investors without
    providing full non-GAAP financial statements. For additional guidance, please refer to
    Compliance and Disclosures Interpretation 102.10 which is available on our website at
    http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief